Filed by Pulte Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Centex Corporation
Commission File No.: 001-06776
The following document relates to a presentation given on April 8, 2009.

1 Creating America's Largest and Best-Positioned Homebuilder "Accelerating Path to Profitability"

3 Forward Looking Statements This presentation includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company's plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "may," "can," "could," "might," "will" and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future. Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex's stockholders to approve the proposed merger; the failure of Pulte's stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte's common stock or the issuance of Pulte's common stock to Centex stockholders; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and other raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte's and Centex's businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte's and Centex's Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the "SEC") for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

5 Pulte Homes Richard Dugas President and CEO Roger Cregg EVP, CFO Centex Tim Eller Chairman and CEO Cathy Smith EVP, CFO

7 Creating the Nation's Premier Homebuilder Creates America's largest and best-positioned homebuilder Combined LTM revenues of $11.6 billion Combined LTM closings of approximately 39,000 homes Strong market share positions across key geographic markets and customer segments Combined company will have top 3 positions in 25 of the top 50 markets Well positioned to take advantage of eventual industry recovery Improves market share in existing markets Leverages management depth, brand names, and marketing network Increases operating leverage on existing and future land positions Note: LTM represents latest twelve months as of 12/31/08.

9 Significant Financial Benefits Strong balance sheet with significant synergy opportunities Approximately $3.4 billion in cash (as of March 31, 2009) Opportunity for $350 million in annual synergies Compatibility of businesses allows for efficient integration Similar cultures and management philosophies Plan to implement best practices Track record of Pulte's successful integration of Del Webb Complementary customer / quality focus All-Stock transaction allows all shareholders to participate in potential upside of combination Note: Cash balance per Company Management Data.

11 Expanded Presence in Top Markets Pulte Centex Source: 2007 Hanley Wood, LLC. (BUILDER Online) data, published in June 2008 and Company Management Data. Market Share The combined company will have a top 3 position among homebuilders in 25 of the top 50 markets in the U.S.

13 ($ millions) Creates the Leading U.S. Homebuilder Combined company stands alone as top national homebuilder with strong market share positions across geographic markets and product classes Note: Market cap and firm value as of 4/7/09. LTM represents latest twelve months as of most recent Company filings. (1) Does not include transaction adjustments. Includes cash balance from 12/31/08 Company filings. The pro forma cash balance as of March 31, 2009 is expected to be approximately $3.4 billion. (1)

15 Complementary Market Presence Pulte Centex Combined Pulte Centex Markets States Source: Company filings as of 12/31/08.

17 Well Positioned In All Product Segments Pulte Standalone Pro Forma Pulte Breakdown of Closings by Type of Buyer Source: Company filings as of 12/31/08.

19 Best Collection of Brands in the Industry High awareness High quality Strength in move- up segment Industry-leading awareness in the active adult segment High quality Strong "pulling power" across the country 45+ years of active adult focus High awareness High quality Strength in entry level and move-up segment High awareness in Texas High quality Strength in entry level segment High awareness in Florida High quality Operating exclusively in Florida Emphasis on move-up and active adult homebuyers

21 Terms of Transaction Structure: Stock-for-stock merger intended to be tax-free Fixed Exchange Ratio: 0.975 Pulte shares per Centex share Consideration: $10.50 per share (based on April 7, 2009 closing price) Premium of 32.6% to the 20-day volume weighted average trading price of Centex's shares $3.1 billion transaction value Ownership Pulte 68%, Centex 32% Board Representation Pulte 8, Centex 4 Other Terms: Voting agreements with Pulte and Centex officers and directors Transaction Approvals Approval by majority of Pulte and Centex shareholders and customary regulatory approvals Anticipated Closing Q3 2009

23 + = Pulte Centex Combined Total Lots Controlled: 120,796 Total Lots Controlled: 68,656 Total Lots Controlled: 189,452 Strong Land Position Facilitates Incremental Cash Flow Opportunity Optioned: 23,323 (19%) Optioned: 9,493 (14%) Optioned: 32,816 (17%) Owned: 97,473 (81%) Owned: 59,163 (86%) Owned: 156,636 (83%) Source: Company filings as of 12/31/08. The combined company will have more than 50,000 owned, finished lots

25 Strong Liquidity Position Source: Most recent Company filings. Note: NM is not meaningful, cash in excess of debt. (1) Cash balance from 12/31/08 Company filings. (2) Does not include transaction costs or adjustments. ($ millions) (1) (2) The pro forma cash balance as of March 31, 2009 is expected to be approximately $3.4 billion

27 Pro Forma Capitalization Source: Company filings as of 12/31/08 and Bloomberg. Note: Market data as of 4/7/09. Balance sheet data as of 12/31/08. Pro forma data assumes a 0.975x exchange ratio and an implied Centex equity value of $1,305 million. Excludes transaction costs. (1) The pro forma cash balance as of March 31, 2009 is expected to be approximately $3.4 billion. (2) Other includes $135 million of Pulte Investments in Unconsolidated Affiliates and $61 million of Centex minority interest. Legacy investment grade debt with low coupons and flexible covenants Company expects to retire in excess of $1 billion of debt maturities prior to year-end 2009 ($ millions) (2) (1)

29 Significant Opportunity for Synergies Opportunity for $350 million of synergies Cost savings: Eliminate corporate overhead: ~$100 million Consolidate field overhead: ~$150 million Interest on debt repayment: ~$100 million Additional savings opportunity through production efficiencies / purchasing synergies Company expects to realize significant portion of estimated cost savings in first full year with full amount by third year

31 Compatibility of Business / Integration Management team with clear integration responsibility Richard Dugas, Chairman, President, CEO Tim Eller, Vice Chairman Roger Cregg, EVP, CFO Steve Petruska, EVP, COO Compatibility of businesses allows for efficient integration Implementation of management best practices Complementary market presence Opportunity to leverage existing land positions Accelerate growth of various brands into new markets Similar investment criteria Proven track record of successful integration Co-leaders of integration team

33 Merger of two industry leaders will drive greater shareholder value: First-mover advantage Enhances earnings and growth opportunities Supports core business strategy Combined market capitalization of approximately $4.1 billion provides increased shareholder liquidity and visibility Strong pro forma balance sheet Significant synergy potential All shareholders participate in potential value creation Creating Shareholder Value for All Investors

35 Questions

37 In connection with the proposed transaction, Pulte will be filing documents with the SEC, including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Pulte. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov), by accessing Pulte's website at www.pulte.com under the heading "Investor Relations" and then under the link "SEC Filings" and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations, and by accessing Centex's website at www.centex.com under the heading "Investors" and then under the link "SEC Filings" and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000. Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte's directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex's directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above. Additional Information